Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 11 to the Company's Prospectus dated April 7, 1998 updates certain information in the sections of the Prospectus entitled "Management", "Real Property Investments", "Plan of Distribution" and "Dividend Reinvestment and Share Repurchase Programs." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

               Management - Committees of the Board of Directors

On March 19, 1998, Mr. Joel Herter was appointed to the audit committee, which now consists of the three Independent Directors.

                           Real Property Investments

On September 17, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 15006-80 LaGrange Road, Orland Park, Illinois known as "Orland Greens" from an unaffiliated third party for approximately $5,100,000.

          Real Property Investments - Potential Property Acquisitions

The Company anticipates purchasing the entire fee simple interest in a Community Center located at 1025-1253 East Golf Road, Schaumburg, Illinois known as "Woodfield Commons" from an unaffiliated third party for approximately $27,000,000.

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at Irving Park Road at Cicero Avenue,
Chicago, Illinois known as "The Marketplace at Six Corners" from an unaffiliated third party for approximately $19,000,000.

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at 8515-8575 Edinburgh Drive, Brooklyn Park, Minnesota known as "Edinburgh Festival Center" from an unaffiliated third party for approximately $9,125,000.

The Company anticipates purchasing the entire fee simple interest in a single-user retail facility located at 133 South State Street, Chicago, Illinois known as "Bakers Shoe Store" from an unaffiliated third party for approximately $963,000.

                 Real Property Investments - New Construction

The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at LaGrange Road and St. Francis Road in Frankfort, Illinois, to be known as "Hickory Creek Market Place" from an unaffiliated developer for approximately $8,652,000.

The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at Essington Road and Caton Farm Road in Joliet, Illinois, to be known as "Westriver Crossing" from an unaffiliated developer for approximately $5,540,000.






The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at 159th Street and Central Avenue in Oak Forest, Illinois, to be known as "Oak Forest Commons Phase III" from an unaffiliated developer for approximately $1,092,000. The property is contiguous to the Oak Forest Commons center currently owned by the Company.

                             Plan of Distribution

The Company commenced the Offering on April 7, 1998. As of September 14, 1998, the Company had accepted subscriptions for 9,927,834 shares ($104,217,545 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of September 14, 1998, these commissions and fees totaled $10,374,586. The Advisor is entitled to receive an Advisor Asset Management fee, as described more fully in the Prospectus. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services, as described more fully in the Prospectus. The Company may pay Acquisition Expenses in an amount estimated to be up to .5% of the Gross Offering Proceeds and in no event will the Company pay Acquisition Expenses in excess of 6% of the purchase price of any property.

Dividend Reinvestment and Share Repurchase Programs - Share Repurchase Program

The Board of Directors has approved an increase in the amount of outstanding Shares which may be repurchased in 1998 from $500,000 worth of outstanding Shares to $2,000,000 worth of outstanding Shares.





                               SUPPLEMENT NO. 11
                           DATED SEPTEMBER 21, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement  No.  11  is  provided  for  the  purpose  of supplementing the
Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 10 dated August 27, 1998, Supplement No. 9 dated August 12, 1998 and Supplement No. 8 dated July 7, 1998, (which Supplement No. 8 superseded Supplement Nos. 1 through 7) and must be read in conjunction therewith. This Supplement No. 11 updates certain information in the sections of the Prospectus entitled "Management", "Real
Property Investments", "Plan of Distribution" and "Dividend Reinvestment and Share Repurchase Programs." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

               Management - Committees of the Board of Directors

On March 19, 1998, Mr. Joel Herter was appointed to the audit committee, which now consists of the three Independent Directors.

                           Real Property Investments

Orland Greens, Orland Park, IL

On September 17, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 15006-80 LaGrange Road in Orland Park, Illinois known as "Orland Greens" from the RREEF Funds, an unaffiliated third party, for approximately $5,100,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $113.25 per square foot, which the Company concluded was fair and reasonable based on, among other things an appraisal received by the Company and presented to the Company's board of directors.

Orland Greens, built in 1984, is a one-story, multi-tenant retail facility containing 45,031 leasable square feet. As of September 17, 1998, Orland Greens was 100% leased. In evaluating Orland Greens as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Orland Greens over the next few years. A substantial portion of any monies spent on repairs and improvements would be paid by the tenants, pursuant to the terms of the existing leases.

The table below sets forth certain information with respect to the occupancy rate at Orland Greens expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:

                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------
               1997                        96                      9.66
               1996                        96                      9.63
               1995                        99                      9.43
               1994                        99                      9.40
               1993                        89                      7.17


Tenants leasing more than 10% of the total gross leasable area of the property are Walgreens, a pharmacy and MacFrugal's, a discount store. These leases require the tenants to pay base annual rent on a monthly basis as follows:


                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
  Walgreens         12,048        27%         7.30      Currently   09/30/21

  MacFrugal's       15,305        34%         6.75      Currently   07/31/00
     Option 1                                 7.25       08/01/00   01/31/06
     Option 2                                 7.75       02/01/06   01/31/11
     Option 3                                 8.25       02/01/11   01/31/16
     Option 4                                 8.75       02/01/16   01/31/21
     Option 5                                 9.25       02/01/21   01/31/26

For federal income tax purposes, the Company's depreciable basis in Orland Greens will be approximately $3,800,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $ 252,719. The real estate taxes payable were calculated by multiplying the assessed value by an equalizer of 2.1517 and a tax rate of 8.87%.

On September 17, 1998, a total of 45,031 square feet was leased to fourteen tenants at Orland Greens. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------
Walgreens           12,048      09/21        -          87,950          7.30
Bedmart              3,600      10/99        -          41,400         11.50
MacFrugal's         15,305      01/06     4/5 yr.      103,309          6.75
HIQ Computers        1,575      02/00        -          22,050         14.00
Bo Rics              1,525      03/99        -          27,831         18.25
Parcel Plus          1,240      06/02        -          19,840         16.00
Little Caesars       1,240      03/99     1/5 yr.       16,740         13.50
C.P. Studios         1,240      07/99        -          19,840         16.00
Lee Nails              930      08/01        -          16,740         18.00
Standard Fed Bank    2,790      12/01        -          47,430         17.00
Hair Salon           1,674      05/03        -          21,762         13.00
Currency Exchange      600      12/99        -          21,000         35.00
Disc Replay            454      09/99        -          10,668         23.50
Able Camera            810      06/01        -          14,175         17.50


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          -           -            -        463,097          -            -            -

   1999          6          8,659      143,890     487,304        16.62        19.23        29.53

   2000          2          4,365       78,210     348,314        17.92         9.69        22.45

   2001          2          1,740       33,060     278,580        19.00         3.86        11.87

   2002          1          1,240       22,320     246,760        18.00         2.75         9.05

   2003          1          1,674       25,529     224,440        15.25         3.72        11.37

   2004          -           -            -        198,911          -            -            -

   2005          -           -            -        198,911          -            -            -

   2006          1         15,305      110,961     198,911         7.25        33.99        55.78

   2007          -           -            -         87,950          -            -            -


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management  that  the  space  will  be  released  at  market  rates,  at the time of releasing.


The Company received a letter appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Orland Greens property, as of July 27, 1998, of at least $5,350,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Potential Property Acquisitions

The Company is considering the following potential property acquisitions which are subject to further negotiation and execution of definitive agreements and receipt by the Company of acceptable appraisals and environmental reports. There can be no assurance that the Company will complete the transactions described herein.

Woodfield Commons, Schaumburg, Illinois

The Company anticipates purchasing the entire fee simple interest in a Community Center located at 1025-1253 East Golf Road, Schaumburg, Illinois known as "Woodfield Commons" from an unaffiliated third party for approximately $27,000,000. Woodfield Commons is comprised of three centers, Woodfield Commons West, East and a retail strip adjacent to Toys R Us. Woodfield Commons West, is a single story "L-shaped" shopping center and another single story building occupied by Toys R Us , and was built in 1973. Woodfield Commons East, a second single story "L-shaped" shopping center, was built in 1975. The retail strip adjacent to Toys R Us was constructed in 1997. The major tenants at the center are Toys R Us, Comp USA and Tower Records.

The Marketplace at Six Corners, Chicago, Illinois

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at Irving Park Road at Cicero Avenue,
Chicago, Illinois known as "The Marketplace at Six Corners" from an unaffiliated third party for approximately $19,000,000. The Marketplace at Six Corners consists of two one-story, multi-tenant, retail centers and was built in 1997. The major tenants at the center are Jewel/Osco and Marshall's.

Edinburgh Festival Center, Brooklyn Park, Minnesota

The Company anticipates purchasing the entire fee simple interest in a Neighborhood Retail Center located at 8515-8575 Edinburgh Drive, Brooklyn Park, Minnesota known as "Edinburgh Festival Center" from an unaffiliated third party for approximately $9,125,000. Edinburgh Festival Center consists of two one-story, multi-tenant, retail centers and was built in 1997. The major tenant at the center is Knowlan's Super Markets.

Bakers Shoe Store, Chicago, Illinois

The Company anticipates purchasing the entire fee simple interest in a single-user retail facility located at 133 South State Street, Chicago, Illinois known as "Bakers Shoe Store" from an unaffiliated third party for approximately $963,000. Bakers Shoe Store consists of a four-story commercial building and was built in 1891. The sole tenant is Bakers Shoe Store.

New Construction Projects

Hickory Creek Market Place, Frankfort, Illinois

The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at LaGrange Road and St. Francis Road in Frankfort, Illinois, to be known as "Hickory Creek Market Place" from an unaffiliated developer for approximately $8,652,000. On September 15, 1998, the Company made an initial deposit of $500,000.

Westriver Crossing, Joliet, Illinois

The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at Essington Road and Caton Farm Road in Joliet, Illinois, to be known as "Westriver Crossing" from an unaffiliated developer for approximately $5,540,000. On September 15, 1998, the Company made an initial deposit of $500,000.

Oak Forest Commons Phase III, Oak Forest, Illinois

The Company anticipates acquiring, upon its completion, the entire fee simple interest in a Neighborhood Retail Center which is to be built at 159th Street and Central Avenue in Oak Forest, Illinois, to be known as "Oak Forest Commons Phase III" from an unaffiliated developer for approximately $1,092,000. The property is contiguous to the Oak Forest Commons center currently owned by the Company. On September 15, 1998, the Company made an initial deposit of $100,000.


                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of September 14, 1998 had accepted subscriptions for 9,927,834 shares ($104,217,545 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of September 14, 1998, these commissions and fees totaled $10,374,586. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,149,000 for the six months ended June 30, 1998 and $1,120,000 for the year ended December 31, 1997. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the six months ended June 30, 1998, the Company had incurred Advisor Asset Management Fees of $980,376. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000. The Company may pay Acquisition Expenses in an amount estimated to be up to .5% of the Gross Offering Proceeds and in no event will the Company pay Acquisition Expenses in excess of 6% of the purchase price of any property.

Dividend Reinvestment and Share Repurchase Programs - Share Repurchase Program

The Board of Directors has approved an increase in the amount of outstanding Shares which may be repurchased in 1998 from $500,000 worth of outstanding Shares to $2,000,000 worth of outstanding Shares.